CERBCO, Inc.

1419 Forest Drive, Suite 209

Annapolis, MD 21403

(443) 482-3374

April 27, 2005

By Way of EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, D.C. 20549

Attention: Jennifer Hardy, Branch Chief

Re:	CERBCO, Inc. (SEC File No. 000-16749) —

Revised Preliminary Proxy Materials Relating to a Special Meeting of Stockholders

Dear Ms. Hardy:

We are electronically transmitting revised versions of the following proxy materials (the “Revised Proxy Materials”), the definitive forms of which (the “Definitive Proxy Materials”) are to be used in connection with CERBCO’s Special Meeting of Stockholders (the “Special Meeting”):

1.	Letter and Notice relating to the Special Meeting;

2.	Proxy Statement, including the Annex thereto; and

3.	Forms of proxy cards for CERBCO’s Common Stock and Class B Common Stock to be furnished in connection with the Special Meeting.

The Revised Proxy Materials have been marked to show changes from the proxy materials for the Special Meeting as originally filed with the Securities and Exchange Commission (the “Commission”) on March 17, 2005 (the “Initial Proxy Materials”). These changes reflect CERBCO’s responses to comments regarding the Initial Proxy Materials received from the staff of the Commission (the “Staff”) by letter dated April 7, 2005 (the “Comment Letter”), as well as certain editorial revisions and corrections, including filling in the meeting and record dates.

For your ease of reference, the text of the Staff’s comments is reproduced in italics in advance of each response, and each comment and response is numbered to correspond to the numbered comments included in the Comment Letter. Capitalized terms used in the responses and not defined therein have the meanings ascribed thereto in the Revised Proxy Materials.

United States Securities and Exchange Commission

Division of Corporation Finance

April 27, 2005

Schedule 14A

General

1. Please be aware that the definitive proxy statement should include a manually signed copy of the audit opinion as provided in the Instruction 2 to Item 13 of Schedule 14A. Please include this copy with your amendment.

CERBCO intends to include a signed report of its independent public accountant in its filing of definitive proxy materials with the Commission.

2. Please note that information may be incorporated by reference into the proxy statement only as specifically permitted by items in Schedule 14A. It appears that the company is not eligible to incorporate by reference under Item 14(e) because it would not be permitted to incorporate by reference under Form S-4. Please revise the proxy statement to include all the information required by Item 14(c)(1), including financial information, or provide us with your analysis as to why you believe that you can incorporate by reference.

CERBCO is eligible to incorporate by reference under Item 14(e) of Schedule 14A because CERBCO meets the requirements to use Form S-2, as further detailed below.

As required by Form S-2:

(1) CERBCO is organized under Delaware law and has its principal business operations in the State of Maryland.

(2) Its Common and Class B Common Stock are registered pursuant to Section 12(g) of the Exchange Act.

(3) CERBCO has been subject to the requirements of Section 12 or 15(d) of the Exchange Act and has filed all the material required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least 36 calendar months immediately preceding the filing of its Proxy Statement and has timely filed all reports required to be filed during the 12 calendar months and any portion of a month immediately preceding the filing of its Proxy Statement.

In furtherance of the foregoing, CERBCO has timely filed all annual and quarterly reports on Forms 10-KSB and 10-QSB during the 12 calendar months and any portion of a month immediately preceding the filing of its Proxy Statement. In addition, all Forms 8-K required to be filed by CERBCO have been timely filed. CERBCO voluntarily filed a report on Form 8-K on March 11, 2005, relating to events which occurred on February 16, 2005. Release No. 33-8400 (3/16/04), entitled “Additional Form 8-K Disclosure Requirements and Acceleration of Filing Date”, makes clear that there is no deadline for voluntary disclosures under Item 8.01 of Form 8-K unless the filing is made solely to satisfy a reporting company’s obligations under Regulation FD. CERBCO’s Form 8-K filed on March 11, 2005 was filed voluntarily to disclose the outcome of CERBCO’s annual meeting of stockholders, and that the Board

United States Securities and Exchange Commission

Division of Corporation Finance

April 27, 2005

had taken action with respect to the proposed plan of dissolution, as has been disclosed in prior filings. CERBCO’s plan of dissolution remains subject to stockholder approval, and did not trigger a mandatory filing within four business days of the events reported. In addition, the information regarding the Board’s action was not filed to satisfy an obligation under Regulation FD.

(4) CERBCO (a) does not have any preferred stock and, therefore, has not failed to pay any dividend or sinking fund installment on preferred stock and (b) has not defaulted on any debt for borrowed money or on any rental on one or more long term leases, which defaults in the aggregate are material to the financial position of CERBCO, taken as a whole.

Because CERBCO meets the requirements for use of Form S-2, pursuant to Item 14(e)(1) of Schedule 14A and Part B.1. (b) of Form S-4, CERBCO is permitted to incorporate by reference the information required by Item 14(c)(1). In particular, Item 14(e)(1) of Schedule 14A permits information required by paragraph (c) of Item 14 to be incorporated by reference into the proxy statement to the same extent as would be permitted by Form S-4. Pursuant to Part B. 1.(b) of Form S-4, in accordance with CERBCO’s status as a company eligible to use Form S-2, CERBCO may provide the required information pursuant to Items 12 and 13 of Form S-4. Subsection (a) of Item 12 permits CERBCO to deliver its latest Form 10-KSB and Form 10-QSB rather than setting forth the information elicited in subsection (b) of that Item. Further, Item 13 of Form S-4 specifically permits CERBCO to incorporate by reference its latest annual report on Form 10-KSB and all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report on Form 10-KSB.

We have revised the Proxy Statement to incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by CERBCO’s annual report on Form 10-KSB for the fiscal year ended June 30, 2004. In addition, we have added a section beginning on page 33 of the Proxy Statement entitled “Where You Can Find Additional Information” which sets forth the reports and other information CERBCO files with the SEC and indicates where the public can locate such information.

Summary Term Sheet

3. We note that your summary term sheet contains lengthy, detailed information regarding the transaction. Please note that the summary term sheet should set forth only the most material terms of the transaction, should not recite all information contained in the proxy statement and should be in bullet format. See Item 1001 of Regulation M-A. Please revise accordingly and try to limit the term sheet to a page and a half. In addition, the Table of Contents should follow the Summary Term Sheet.

Complied with. Please see pages i - ii of the Proxy Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

April 27, 2005

Voting Securities and Principal Holders Thereof

4. Please revise your disclosures for Newtown Square Partners, LLC to identify the natural person or persons who have voting or investment control over the company’s securities that the entity owns.

Complied with. Please see pages 7 - 8 of the Proxy Statement.

Background and Reasons for the Plan, page 11

5. Describe the business activities of CERBERONICS, if any, and discuss how the plan of liquidation and dissolution will affect CERBERONICS.

Complied with. Please see page 15 of the Proxy Statement.

6. We note that you engaged professional advisors. If you engaged any financial advisors or appraisers, please disclose this fact, discuss the scope of their engagement, disclose the compensation paid for their services and summarize the information they provided to the board. If you received a solvency opinion, please disclose the information required by Item 14(b)(6) of Schedule 14A and Item 1015 of Regulation M-A.

Complied with. Please see page 16 of the Proxy Statement. CERBCO did not receive a solvency opinion.

7. For each factor considered by the board in deciding to approve the distribution, liquidation and dissolution, and for the negative factors that were considered on page 12, please discuss in reasonable detail what it was that the board specifically considered in reaching its conclusion to approve the transactions.

Complied with. Please see pages 16 - 17 of the Proxy Statement.

Listing and Trading of Our Common Stock and Class B Common Stock..., page 22

8. We note the statement that CERBCO’s compliance with the Exchange Act reporting requirements is voluntary because it does not meet the minimum threshold for the number of registered holders of either class of common stock to trigger the filing requirements. We also note that CERBCO’s common stock and class B common stock are registered pursuant to Section 12(g) of the Securities Act. Please note that once a company becomes subject to the Exchange Act reporting requirements pursuant to the registration of a class of securities under Section 12(g), even if the registration is voluntary, the Exchange Act requires the company to file periodic reports. A company may stop filing Exchange Act reports by terminating the registration of a class of securities registered under Section 12(g) by filing a

United States Securities and Exchange Commission

Division of Corporation Finance

April 27, 2005

Form 15, but the company should also consider whether it has a Section 15(d) reporting obligation. Please revise your statement accordingly.

Complied with. Please see page 27 of the Proxy Statement.

Form 10-KSB for the Year Ended June 30.2004

Consolidated Statements of Stockholders’ Equity, page 11

9. Your table indicates that during the fiscal year ended June 30, 2004, 5000 stock options were exercised, resulting in an increase in stockholders’ equity of $51,250. This would indicate that the exercise price was $10.25 per share. However, in Note 14, Stock Options, the table of option activity shows that 5,000 shares were exercised during fiscal 2004 for approximately $7.65 per share. Please supplementally provide to us a reconciliation of these exercise prices and, if appropriate, revise your financial statements and notes accordingly.

During the fiscal year ended June 30, 2004, options for 5,000 shares of CERBCO’s Common Stock were exercised at an option price of $7.656 per share. In accounting for the exercise, CERBCO recorded in error an expense for additional compensation in the amount of $12,970, consisting of the difference between the exercise price and the market price as of the date of exercise. Due to the immateriality of this error, CERBCO does not propose to revise its financial statements and notes thereto for the fiscal year ended June 30, 2004.

Consolidated Statements of Cash Flows, page 12

10. You show your changes in marketable securities as a “net” amount. Please show the cash flows from the purchases and maturities of your marketable securities as “gross” amounts as provided in paragraph 18 of SFAS 115, Accounting for Certain Investments in Debt and Equity Securities.

In preparing its Consolidated Statements of Cash Flows for inclusion in its Annual Reports on Form 10-KSB for future periods and for the comparable period ended June 30, 2004, CERBCO will show the purchases and maturities of its marketable securities as gross amounts.

11. Within “Supplemental Disclosure of Cash Flow Information,” you have a line item that says, “Total Net Cash Flows from Discontinued Operations.” Please supplementally explain to us what this line item is comprised of and how it relates to the line item above which reads, “Net Cash Flows from (Used in) Discontinued Operations.”

Total Net Cash Flows from Discontinued Operations of $8,249,107 is the total net cash flows from operating, investing and financing activities of INEI Corporation, CERBCO’s majority-controlled subsidiary. Net Cash Flows from Discontinued Operations of $3,057,544 is the net cash flows of INEI to CERBCO.

United States Securities and Exchange Commission

Division of Corporation Finance

April 27, 2005

Note 6 - Equity in INEI, page 17

12. You indicate that you own 39.1 % of the total equity of INEI. In the “Description of Business” on page 1, you say that you have a controlling interest in INEI, through your wholly-owned subsidiary CERBERONICS. However, your “Subsidiaries of the Registrant” disclosure in Exhibit 21 indicates that you wholly own CERBERONICS, which wholly owns INEI. Therefore, INEI would be an indirect wholly-owned subsidiary. Please explain how these items reconcile to your holdings of INEI equity.

CERBCO owns 39.1% of the total equity of INEI, through its wholly-owned subsidiary, CERBERONICS, Inc., as disclosed in the Description of Business on page 1 of its Annual Report on Form 10-KSB for the year ended June 30, 2004. The disclosure in Exhibit 21 to such report should also show CERBERONICS’ ownership of INEI as 39.1%, not 100%.

13. Please supplementally tell us how you determined the “federal income tax benefit computed at statutory rates” to be $702,000.

The federal income tax benefit computed at statutory rates was calculated incorrectly. We do not consider this error to be material as the provision for income taxes is zero for the fiscal year ended June 30, 2004. This error will be corrected in future filings.

Item 8A Controls and Procedures, page 3

14. We note your disclosures here and in your Forms 10-Q that “There have been no other significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls...” In any future periodic filings, please revise to state clearly whether there were any changes in your internal controls over financial reporting that “has materially affected, or is reasonably likely to materially affect,” your internal controls over financial reporting. See Item 308 (c) of Regulation S-K.

In all future filings, CERBCO will disclose any change in its internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal controls over financial reporting.

Note 3 - Discontinued Operations, page 7

15. Your table of assets and liabilities of discontinued operations indicates a liability labeled “distributions payable.” The corresponding note in your Form 10-Q for the period ended December 31, 2004, no longer discloses this amount in the table. Please supplementally tell us what this amount represented.

United States Securities and Exchange Commission

Division of Corporation Finance

April 27, 2005

Distributions payable of $2,660,871 as of September 30, 2004 represents the amount of distributions payable to non-owned interests (60.9% of the total distributions payable of $4,371,862). These distributions were paid to such non-owned interests on November 1, 2004.

Form 10-Q for the period ended December 31, 2004

Management’s Discussion and Analysis or Plan of Operation—Results of Operations, page 10

16. In your discussion of the results of operations for both the three and six-month periods ended December 31, 2004, you indicate that the increase in general and administrative expenses were “due to additional compensation recognized in connection with the exercise of stock options by the Company’s directors in the second quarter of fiscal 2005.” Please supplementally tell us how you recognized an expense if you account for your stock option plans under the principles of APB 25, Accounting for Stock Issued to Employees, as stated in Note 1, Summary of Significant Accounting Policies, in your 2004 Form 10-K.

During the quarter ended December 31, 2004, options for 20,000 shares of CERBCO’s Common Stock were exercised. In accounting for the exercises, CERBCO recorded in error an expense for additional compensation in the amount of $84,900, consisting of the difference between the exercise price and the market prices as of the dates of exercise. CERBCO filed an amended Quarterly Report on Form 10-QSB for the quarter ended December 31, 2004 on April 25, 2005 to correct this error.

* * * * *

CERBCO, Inc. acknowledges that:

•	CERBCO, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission (the “Filings”);

•	Staff comments or changes to disclosure in response to staff comments in the Filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Filings; and

•	CERBCO, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to finalize and circulate proxy materials and convene the Special Meeting on June 30, 2005. To that end, we would appreciate your prompt review of the Revised Proxy Materials. Should you have any additional questions or comments regarding the matters discussed herein, or if we

United States Securities and Exchange Commission

Division of Corporation Finance

April 27, 2005

otherwise may be of assistance, please direct your inquiries to me at the telephone number indicated above.

Sincerely,

/s/ Robert F. Hartman
Robert F. Hartman,
Vice President, Secretary and Treasurer

cc:	George Wm. Erikson, Esquire

Robert W. Erikson

Melissa A. Warren, Esquire

Jeannette C. Koonce, Esquire